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                                                                    EXHIBIT 99.1

FOR
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LJ INTERNATIONAL INC.
(NATIONAL MARKET SYSTEM: JADE)


CONTACTS
BETTY HO                                    GREGORY A. McANDREWS
LJ International Inc.                       Greg McAndrews & Associates
011 (852) 2170-0001                         (310) 301-3035


                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------

             INDUSTRY GEM TRADE SHOWS YIELD $14.7 MILLION IN ORDERS

                FROM NEW AND EXISTING LJ INTERNATIONAL CUSTOMERS


         HONG KONG, August 5, 2002 - LJ International Inc. (NMS: JADE) today announced approximately $14.7 million in jewelry orders were confirmed at gem and jewelry shows in May in Las Vegas and July in New York.

         "Orders ranged from the top television mass merchandisers to 550 independent stores," according to Johnny T. Wan, President of Business Development, Sales and Marketing. "The breadth and depth of the orders cover our entire product line of precious and semi-precious colored gems, pearls and diamonds, reflecting the resurgence that we forecasted in March," he added.

         "These revenues will begin to be recorded in our second quarter and add to a current order backlog of approximately $3.7 million," Mr. Wan said. (MORE)



                                     (MORE)
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NEWS RELEASE - GEM SHOW ORDERS
AUGUST 5, 2002
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         *Two of the top ten jewelry mass marketers guarantee an increase of $12 million over orders placed by them in the previous 12 months through the fiscal year ending April 30, 2002.

         *An initial order of more than $1 million for a national chain with 3,200 locations.

         *An initial order of more than $400,000 for one of the country's top warehouse club merchandisers with 380 outlets.

         *A test market order of approximately $800,000 for two key department store chains with 405 locations.

         *A test market order of $500,000 from a Midwest jewelry store chain as it ventures into the California market for the first time.

         *More than 550 independent jewelry stores pick up the "Lorenzo" SS-18 brand of sterling silver and semi-precious products.

         LJ International Inc. (NMS: JADE) is a publicly-owned company engaged in designing, branding, marketing and distributing a full range of fine jewelry, which has been built on a vertical integration strategy and an unwavering commitment to quality and service. Website: www.ljintl.com


                                     (MORE)
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NEWS RELEASE - GEM SHOW ORDERS
AUGUST 5, 2002
PAGE 3


         (Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company's most recent annual report and other filings with the Securities and Exchange Commission.)

                                      XXX